SIDLEY AUSTIN LLP 1000 LOUISIANA STREET SUITE 6000 HOUSTON, TX 77002 (713) 495 4500 (713) 495 7799 FAX	BEIJING BOSTON BRUSSELS CHICAGO DALLAS GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO	SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

mmetts@sidley.com (713) 495 4501	FOUNDED 1866

JULY 1, 2014

VIA EDGAR

H. Roger Schwall
Assistant Director
Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:                          ZaZa Energy Corporation
Post-Effective Amendment No. 10 to Form S-1 on Form S-3
Filed June 6, 2014
File No. 333-184036

Dear Mr. Schwall,

ZaZa Energy Corporation (referred to herein as “we,” “our,” “us,” or the “Company”) is in receipt of your letter dated June 26, 2014 regarding the Company’s Post-Effective Amendment No. 10 to Form S-1 on Form S-3 filed June 6, 2014.  This letter sets forth the response of the Company to the comment of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”).  For your convenience, the response is prefaced with the exact text of the Staff’s comment in italicized text.

Post-Effective Amendment No. 10 to Form S-1 on Form S-3

General

1.                                    Comment:

We note that you are registering the resale of 28,068,503 shares of common stock in this Post-Effective Amendment No. 10, which is an increase of 635,259 shares of common

Sidley Austin (TX) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Securities and Exchange Commission

stock from Post-Effective Amendment No. 9.  We also note your disclosure on page 5 that the number of outstanding shares of your common stock represented by the Warrants has increased as a result of anti-dilution adjustments in the Warrants and amendments to the Securities Purchase Agreement.  Please tell us why you believe you may use Post-Effective Amendment No. 10 to register the resale of the additional shares of common stock.  As part of your response, please explain how the anti-dilution adjustments in the Warrants and the amendments to the Securities Purchase Agreement triggered the increase in shares of common stock underlying the Warrants, and the reduction of the exercise price referenced on page 5.

Response:

On September 21, 2012, the Company filed the original registration statement on Form S-1 (as amended by pre-effective Amendment No. 1 to Form S-1 filed on November 30, 2012) for the registration of 32,561,223 shares of common stock of the Company, which shares were the Company’s estimate at the time of the maximum number of shares of common stock that could be issued upon exercise of the Company’s warrants for the foreseeable future.  The Company indicated on the front cover of the original registration statement that, pursuant to Rule 416 under the Securities Act, the original registration statement also covered such additional shares of common stock that may be issued as a result of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.  As a result of issuances by the Company of shares of common stock pursuant to an equity compensation plan in excess of the allowances contained in Section 7.3(a) of the warrants, the anti-dilutive adjustment mechanisms contained in Section 7.3(a) of the warrants were triggered, resulting in the total number of shares underlying the warrants’ being increased by 635,259 shares to 28,068,503 shares as of the filing of Post-Effective Amendment No. 10 on Form S-1 to Form S-3 and the exercise price being reduced from $1.98 per share to $1.94 per share.  In accordance with Rule 416(a) under the Securities Act, the additional 635,259 shares underlying the warrants are covered by the original registration statement, because they are being offered as a result of anti-dilution provisions contained in the warrants.  Please note that the foregoing is substantially the same as the response we provided on January 15, 2014 in response to a very similar comment on Post-Effective Amendment No. 7 to Form S-1 relating to the Company’s reliance on Rule 416.  After the Staff deliberated and considered our prior response, the Staff had informed us that the Staff had no further comments.

Securities and Exchange Commission

Please direct any questions or comments regarding the foregoing to me at (713) 495-4501.

Sincerely,

/s/ J. Mark Metts
J. Mark Metts

cc:	Scott Gaille, ZaZa Energy Corporation
Paul F. Jansen, ZaZa Energy Corporation